Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form F-3 and related prospectus of ING Groep N.V. for the registration of debt securities, capital securities, ordinary shares, american depositary shares and rights to purchase bearer depositary receipts, and to the incorporation by reference therein of our reports dated 16 March 2015, with respect to the consolidated financial statements of ING Groep N.V., and the effectiveness of internal control over financial reporting of ING Groep N.V., included in the Annual Report on Form 20-F of ING Groep N.V. for the year ended 31 December 2014, filed with the Securities and Exchange Commission.

Amsterdam, The Netherlands

March 16, 2015

/s/ Ernst & Young Accountants LLP

Ernst & Young Accountants LLP